RAINCHIEF ANNOUNCES LOI WITH NUEVA OIL & GAS
Letter of Intent covers farm-in interest in New Mexico oil property

For Immediate Release

January 27, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB: RCFEF) today announced the execution of a Letter of Intent with Calgary-based Nueva Oil & Gas Corporation. The LOI covers a farm-in interest in the Gulf Jensen Prospect, an oil property located in New Mexico. Nueva’s holdings in the Prospect include 2,044 acres of oil and gas leases.

In announcing the Nueva LOI, RainChief CEO, Paul Heney stated, “Nueva has identified and acquired what we believe is a very high quality oil property. In executing this LOI we are confident that RainChief will be able to conclude an agreement which will put the company in a position to participate in and benefit from this promising property. We hope to conclude an agreement within the next 10-14 days.”

The Gulf Jensen Prospect is located in the New Mexico portion of the Permian Basin, an area covering portions of west-central Texas and southeast New Mexico. The Basin produces 17% of United States crude oil and represents two-thirds of Texas' current oil production. Proven reserves are second only to Alaska. The Permian Basin, with production targets from 1,000 feet to 20,000+ feet in depth, has produced over 20 billion barrels of oil since the first oil well was drilled and developed in 1921. The New Mexico portion of Basin holds three of the 100 largest oil fields in the United States.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor relations, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.